BB

02018002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 27 2002 354

SEC FILE NUMBER
8-25866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mowell Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

407 East Sixth Avenue
(No. and Street)

Tallahassee	Florida	32303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Mowell — (850) 386-6161
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James D. A. Holley & Co., P.A.
(Name — *if individual, state last, first, middle name*)

2878 Mahan Drive	Tallahassee	Florida	32308
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, John B. Mowell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mowell Financial Group, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Kimberly A. Ritchey MY COMMISSION EXPIRES August 6 ... Bonded thru Troy Fain Insurance NOTARY PUBLIC, STATE OF FLORIDA

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. - Cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. Not applicable, there are none
- ☒ (g) Computation of Net Capital
- (1) ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (1) ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (1) ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. - Not required
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) Not applicable, exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii)

MOWELL FINANCIAL GROUP, INC.

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2001

CONTENTS

JAMES D. A. HOLLEY, C.P.A. (1899-1986)
ROBERT T. GRAVELY, C.P.A. (1926-1995)

HARRY A. MULLIKIN, JR., C.P.A.
CHARLES W. PENNINGTON, C.P.A.
JOHN A. MADDEN, C.P.A.
L. MCRAE HARPER, C.P.A.
GWYNNE Y. PARMELEE, C.P.A.
MATTHEW H. GILBERT, C.P.A.
JOAN S. MCINTYRE, C.P.A.
DONNA S. BERGERON, C.P.A.

JAMES D. A. HOLLEY & CO., P.A.

CERTIFIED PUBLIC ACCOUNTANTS
2878 MAHAN DRIVE
TALLAHASSEE, FLORIDA 32308
TELEPHONE (850) 878-2494
FAX (850) 942-5645

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION
TAX SECTION
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Mr. John B. Mowell, President
Mowell Financial Group, Inc.
Tallahassee, Florida

We have audited the accompanying statement of financial condition of Mowell Financial Group, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mowell Financial Group, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James D.A. Holley + Co., P.A.

February 12, 2002

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$ 55,326
Investments	215,550
Cash value of life insurance	26,673
Notes receivable	10,943
Deferred taxes	176,032
Office furniture and equipment	8,314
	$492,838

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 6,209
Note payable	230,000
	236,209
Stockholder's equity:	
Common stock; $1.00 par value:	
Authorized: 100 shares	
Issued and outstanding: 100 shares	100
Capital paid in excess of par value	29,900
Retained earnings	226,629
	256,629
	$492,838

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF INCOME
For the year ended December 31, 2001

Income:	
Commissions	$ 566,935
Interest and dividends	13,118
Gain on investments	13,950
	594,003
Expenses:	
Salaries and commissions	449,324
Payroll taxes and employee benefits	57,276
Occupancy	35,713
Office	8,963
Telephone	19,424
Professional fees	8,223
Equipment rental and maintenance	16,018
Depreciation	8,075
Taxes and licenses	3,860
Travel	11,020
Other expenses	948
	618,844
Loss before income tax benefit	(24,841)
Income tax benefit	14,024
Net loss	$ (10,817)

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2001

	Common Stock	Paid In Capital	Retained Earnings
Balance, December 31, 2000	$ 100	$ 9,900	$ 237,446
Contribution to capital		20,000	
Net loss			(10,817)
Balance, December 31, 2001	$ 100	$ 29,900	$ 226,629

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (10,817)
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on investments	(13,950)
Depreciation	8,075
Increase in receivables	(6,000)
Increase in deferred taxes	(14,023)
Decrease in payables	(12,165)
Net cash used in operating activities	(48,880)
Cash flows from investing activities:	
Investment in cash value of life policy	(2,242)
Decrease in cash and cash equivalents	(51,122)
Cash and cash equivalents at beginning of year	106,448
Cash and cash equivalents at end of year	$ 55,326

Supplemental cash flow disclosures:
Noncash financing activities - reduction of debt through $20,000 contribution to paid in capital.

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a registered securities dealer. The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and with general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in checking and money market accounts at banks, and investments in liquid asset funds.

Investments

Investments in marketable securities are carried at market value. Gains and losses on securities are accounted for by the specific identification method.

Office Furniture and Equipment

Office furniture and equipment are stated at cost net of accumulated depreciation. Depreciation is computed by the straight-line method over estimated useful lives of 5-7 years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVESTMENTS

Investments consist of equity securities with a cost basis of $235,039, and market value of $215,550. Gain on investments for the year are market value gains of $13,950.

3. OFFICE FURNITURE AND EQUIPMENT

These assets consisted of the following at December 31, 2001:

Furniture and equipment	$ 120,645
Leasehold improvements	7,757
	128,402
Less accumulated depreciation	120,088
	$ 8,314

4. NOTE PAYABLE

The unsecured note is owed to the Company president. Principal and interest at 11% are due September, 2002. The principal was reduced $20,000 by a contribution to paid in capital.

5. BENEFIT PLANS

The Company maintains a profit sharing plan and a 401(k) plan which cover full-time employees after one year of service. The Company's general funding policy is to contribute amounts deductible for federal income tax purposes. Employees may contribute up to 15% of their compensation to the 401(k) plan.

6. INCOME TAXES

The provision for income taxes reflected in the statement of income is the federal and state tax benefit of the net operating loss. This provision differs from the amount computed by applying the statutory federal income tax rates to income before income taxes because the Company received nontaxable dividends and is subject to state income taxes.

The temporary differences between the financial statement basis and the tax basis of assets and liabilities are as follows:

Deferred tax assets:	
Net operating loss carryforward	$ 163,125
Capital loss carryforward	7,750
Unrealized loss on securities	6,533
	177,408
Deferred tax liabilities:	
Depreciation	1,376
Net deferred tax asset	$ 176,032

The Company has net operating loss carryforwards of $486,595 expiring in 2020 and 2021, and a capital loss carryforward of $23,117 expiring in 2005.

7. COMMITMENTS

The Company has operating leases for office equipment. The future minimum rental payments for the years 2002 through 2004 are $6,093, $6,093, and $1,278. Equipment rental expense for 2001 was $12,203.

8. RELATED PARTY TRANSACTIONS

The Company and Mowell Financial Group, N.A., which provides investment management services, are both wholly owned by their president, John B. Mowell, Sr. The companies share the occupancy costs for the building owned by the president. Mowell Financial Group, Inc. paid $5,250 in 2001. The Company was reimbursed $60,000 for office staff support it provided to Mowell Financial Group, N.A. during 2001. Other operating costs of each company are sustained by the business incurring the expense.

MOWELL FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL REQUIREMENT, AND AGGREGATE INDEBTEDNESS
December 31, 2001

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition		$ 256,629
Deduct ownership equity not allowable for net capital		———
Total ownership equity qualified for net capital		256,629
Additions:		
None		
Deductions:		
Total nonallowable assets		198,590
Net capital before haircuts on securities positions		58,039
Haircuts on securities		31,838
Net capital		$ 26,201

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$ 26,201
Minimum net capital required	$ 15,747	
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement		15,747
Excess net capital		$ 10,454
Excess net capital at 1,000%		$ 2,580

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 236,209
Percent of aggregate indebtedness to net capital	902%

MOWELL FINANCIAL GROUP, INC.
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2001

Net capital - unaudited Form X-17A-5, Part IIA	$ 26,201
Reconciling items - none	
Net capital - audited	$ 26,201

SUPPLEMENTAL REPORT

Our examination of Mowell Financial Group, Inc. as of and for the year ended December 31, 2001, disclosed no material inadequacies.

James D.A. Holley & Co., P.A.

February 12, 2002